Exhibit 2.01

Resource Extraction Payment Report

The table below details payments made to governments by Devon Energy Corporation and its consolidated subsidiaries ("Devon") for the fiscal year 2024 related to onshore exploration and production extracted through oil and natural gas wells. Devon's operations are aggregated into one reporting segment. All payments reflected below were made in U.S. dollars to the U.S. Federal Government.

(in millions)	Royalties	Taxes	Lease Bonuses	Fees	Total
United States (U.S.)
New Mexico	$699	$—	$17	$11	$727
North Dakota	257	—	—	2	259
Montana	—	—	—	—	—
Wyoming	52	—	—	2	54
Oklahoma	9	—	—	2	11
Corporate entity-level	—	447	—	—	447
Total	$1,017	$447	$17	$17	$1,498